UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 1, 2023 (April 27, 2023)

PRIVETERRA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40021	85-3940478
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 SE 2nd Street, Suite 600
Fort Lauderdale, Florida 33301

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (754) 220-9229

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PMGMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	PMGM	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50	PMGMW	The Nasdaq Stock Market LLC

Item 1.01 Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

As previously announced, on December 12, 2022, Priveterra Acquisition Corp., a Delaware corporation (the “Company” or “Priveterra”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Priveterra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“AEON”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into AEON, with AEON surviving as a wholly owned subsidiary of the Company (the “Merger”). Upon the closing of the Merger (the “Closing”), the Company will change its name to “AEON Biopharma, Inc.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and AEON.

On April 27, 2023, Priveterra, AEON and Merger Sub entered into an Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”).

Consideration

Under the BCA Amendment, certain restricted stock unit awards of AEON and its subsidiary that have not yet vested or settled as of the closing of the Business Combination Agreement (the “Closing”) will be converted into Deferred Vested Company RSU Awards or Subsidiary Rollover Deferred Vested RSU Awards, accordingly. At the Closing, each outstanding option to purchase shares of AEON common stock and restricted stock units will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Closing, shares of the combined company’s common stock equal to the number of shares subject to such option or restricted stock unit, subject to substantially the same terms and conditions as were applicable under such restricted stock units prior to the Closing, which will vest into shares of the combined company’s common stock subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise.

The minimum cash condition was reduced from $45 million to $40 million and cash obtained by entering into certain Qualified Financing Transactions (as defined below) prior to closing will be included in this figure.

The expense cap for Priveterra was also increased from $10,000,000 to $10,300,000.

Termination

In the event that the transactions contemplated by the Business Combination Agreement have not been consummated by July 21, 2023 (the “Termination Date”), either party may terminate.

Directors

The total number of directors of the combined company shall be five: with two designated by AEON, one designated by Priveterra, and two independent directors mutually determined.

Other than as amended pursuant to the BCA Amendment, the Business Combination Agreement remains in full force and effect. The foregoing descriptions of the BCA Amendment and the Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to, respectively, the full text of the BCA Amendment, which is Exhibit 2.1 hereto, and of the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on December 12, 2022, and is incorporated herein by reference.

Amendment to Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Priveterra, Priveterra Sponsor, LLC (“Sponsor”), the Company, Merger Sub, AEON, and the other parties thereto entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”).

On April 27, 2023, Priveterra, the Sponsor, AEON and the other parties thereto entered into an Amendment No. 1 to the Sponsor Support Agreement (the “SSA Amendment”).

Under the SSA Amendment, subject to, and conditioned upon the occurrence of and effective immediately after the Closing, 70% of the Founder Shares (i.e. 4,830,000 Founder Shares) (the “Contingent Founder Shares”) shall be unvested and subject to the restrictions and forfeiture provisions set forth in the Sponsor Support Agreement. The remaining 30% of the Founder Shares and 100% of the Private Placement Warrants shall not be subject to the provisions set forth for the Contingent Founder Shares.

If on the date upon which all backstop commitments, non-redemption agreements, forward purchase agreements or other similar financing arrangements entered into prior to the Closing or following the Closing with a financing provider or source identified to AEON by the Priveterra prior to the Closing have terminated or expired (such date, the “Test Date”), the Average Price Per Share, determined as of the Test Date (the “Test Date Average Price Per Share”) is greater than or equal to $5.00 per share, the Contingent Founder Shares shall vest, and shall become free of the provisions as follows: Assuming the Closing Average Price Per Share is greater than or equal to $5.00 per share, the remaining 30% of the Contingent Founder Shares (i.e., 1,380,000 Founder Shares) shall vest immediately without any further action.

The Contingent Founder Shares shall vest, if at all, upon the date upon which all interim financings, equity lines of credit, backstop commitments, non-redemption agreements, forward purchase agreements or other similar financing arrangements entered into prior to the Closing or following the Closing with a financing provider or source identified to AEON by the Company prior to the Closing (the “Qualifying Financing Transactions”) have terminated or expired (which date could be the Closing Date), if the Average Price Per Share of the Qualifying Financing Transactions is greater than $5.00 per share, as follows: (i) 1,380,000 shall vest immediately, and (ii) the remaining Contingent Founder Shares shall vest upon achievement of the clinical milestones described further in the Sponsor Support Agreement. If the Average Price Per Share of the Qualifying Financing Transactions is less than $5.00 per share as of such date, then all of the Contingent Founder Shares shall be forfeited for no consideration.

The “Average Price Per Share” means the effective average price per share of the Class A Common Stock issued by Priveterra (or the surviving corporation, following the Closing) in connection with certain Qualifying Financing Transactions, determined at the Closing (in the case of any such shares of Class A common stock issued prior to or at the Closing) or in the case of any shares of Class A common stock issued after the Closing, at the time such shares are actually issued subject to certain specifications set forth in the SSA Amendment and excluding any financing arrangement entered into with any stockholder or warrantholder of AEON.

A copy of the SSA Amendment is filed herewith as Exhibit 10.1, and the foregoing description of the SSA Amendment is qualified in its entirety by reference thereto.

Promissory Note

On April 27, 2023, Priveterra issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which Priveterra may borrow up to an aggregate principal amount of $1,000,000. The Promissory Note is non-interest bearing, unsecured and payable upon the effective date of Priveterra’s initial business combination. The Promissory Note is subject to customary events of default which could, subject to certain conditions, cause the Promissory Notes to become immediately due and payable.

A copy of the Promissory Note is filed herewith as Exhibit 10.2, and the foregoing description of the Promissory Note is qualified in its entirety by reference thereto.

IMPORTANT NOTICES

Important Information About the Merger and Where to Find It

A full description of the terms of the Merger will be provided in the S-4 Registration Statement to be filed with the SEC by the Company (the “S-4 Registration Statement”), which will include a prospectus with respect to the Company’s securities to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of the Company to vote on the Merger. The Company urges its stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the S-4 Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Company, AEON and the Merger. After the S-4 Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the S-4 Registration Statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Merger. Once available, stockholders will also be able to obtain a copy of the S-4 Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Priveterra Acquisition Corp., 300 SE 2nd Street, Suite 600, Fort Lauderdale, FL 33301.

Participants in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Merger described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Priveterra Acquisition Corp., Attn: Secretary, 300 SE 2nd Street, Suite 600, Fort Lauderdale, FL 33301.

Aeon and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Merger. A list of the names of such directors and executive officers and information regarding their interest in the proposed Merger will be contained in the S-4 Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this Current Report may be considered forward-looking statements. Forward-looking statements generally relate to future events involving, or future performance of, the Company or AEON. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and AEON and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Merger; (ii) the outcome of any legal proceedings that may be instituted against the Company, AEON, the combined company or others following the announcement of the Merger and any definitive agreements with respect thereto; (iii) the inability to complete the Merger due to the failure to obtain approval of the stockholders of the Company or AEON or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; (v) the ability to meet stock exchange listing standards following the consummation of the Merger; (vi) the risk that the Merger disrupts current plans and operations of AEON as a result of the announcement and consummation of the Merger; (vii) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability to identify, develop and commercialize product candidates, the initiation, cost, timing, progress or results of current or planned preclinical studies and clinical trials, product acceptance and/or receipt of regulatory approvals for product candidates, including related milestones, the plans, strategies and objectives of management for future operations, the beliefs and assumptions of management regarding future events, potential markets or market size, or technological developments, competition and advancement of research and development activities in the biopharma industry, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and retain its management and key employees, costs related to the Merger, changes in applicable laws or regulations, the possibility that AEON or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (viii) AEON’s estimates of expenses and profitability, the evolution of the markets in which AEON competes, the ability of AEON to implement its strategic initiatives and continue to innovate its existing product candidates, the ability of AEON to defend its intellectual property and satisfy regulatory requirements, the impact of the COVID-19 pandemic on AEON’s business; and (ix) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus dated February 11, 2021, relating to its initial public offering and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related S-4 Registration Statement, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by the Company.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Amendment No. 1 to Business Combination Agreement, dated as of April 27, 2023, by and among Priveterra Acquisition Corp., AEON Biopharma, Inc., and Priveterra Merger Sub, Inc.
10.1	Amendment No. 1 to Sponsor Support Agreement, dated as of April 27, 2023, by and among Priveterra Acquisition Corp., Priveterra Sponsor, LLC, Priveterra Merger Sub, Inc., AEON Biopharma, Inc., and the other parties thereto.
10.2	Promissory Note, dated as of April 28, 2023, by and among Privaterra Acquisition Corp. and Priveterra Sponsor, LLC.
104	Cover Page Interactive Data File (formatted as inline XBRL).

*Annexes, schedules and exhibits have been omitted pursuant to item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Priveterra Acquisition Corp.

By:	/s/ Robert Palmisano
Name:	Robert Palmisano
Title:	Chairman and Chief Executive Officer

Dated: May 1, 2023